     As filed with the Securities and Exchange Commission on June 18, 2002
                                                        REGISTRATION NO. 333-


================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                             ----------------------

                                    FORM F-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------


                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                                 THE NETHERLANDS

         (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)


                                      NONE
                      (I.R.S. EMPLOYER IDENTIFICATION NO.)

                                BREITNER CENTER,
                                 AMSTELPLEIN 2,
                               1096 BC AMSTERDAM,
                                THE NETHERLANDS.
                          TEL. NO: 011-31-20-59-77-777
   (Address and telephone number of Registrant's principal executive offices)

                             ----------------------

                                  BELINDA CHEW
                                 GENERAL COUNSEL
                  PHILIPS ELECTRONICS NORTH AMERICA CORPORATION
                           1251 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10020-1104
            (Name, address and telephone number of agent for service)


                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

                           RICHARD C. MORRISSEY, ESQ.
                               JOHN O'CONNOR, ESQ.
                               SULLIVAN & CROMWELL
                                1 NEW FETTER LANE
                             LONDON EC4A 1AN ENGLAND
                          TEL. NO.: 011-44-20-7959-8900


 Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
                   1933, please check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

 If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE

     TITLE OF EACH CLASS              AMOUNT TO BE      PROPOSED MAXIMUM OFFERING       PROPOSED MAXIMUM            AMOUNT OF
OF SECURITIES TO BE REGISTERED        REGISTERED(1)         PRICE PER UNIT(1)       AGGREGATE OFFERING PRICE     REGISTRATION FEE
------------------------------        -------------     -------------------------   ------------------------     ----------------
       Debt Securities                $1,800,000,000               100%                   $1,800,000,000             $165,600

------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.


                             ----------------------


In accordance with Rule 429 under the Securities Act of 1933, this Registration
  Statement contains a combined prospectus that also relates to a Registration
   Statement on Form F-3 (File No. 333-4582) relating to Koninklijke Philips Electronics N.V.'s debt securities, previously filed by Koninklijke Philips
   Electronics N.V. and declared effective on May 20, 1996. This Registration Statement constitutes Post-Effective Amendment No. 1 to Koninklijke Philips
 Electronics N.V.'s Registration Statement on Form F-3 (File No. 333-4582) with respect to the remaining $700,000,000 of unsold securities registered thereunder. Such Post-Effective Amendment No. 1 shall hereafter become effective concurrently with the effectiveness of this Registration Statement in accordance with Section 8(c) of the Securities Act of 1933.

 THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE
 A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT
    SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
 EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a),
                                 MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. We are not using this prospectus to offer to sell these securities or to solicit offers to buy these securities in any place where the offer or sale is not permitted.


                   SUBJECT TO COMPLETION, DATED JUNE 18, 2002
================================================================================

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                                 DEBT SECURITIES

          up to an aggregate initial offering price of $2,500,000,000.

     We will give you the specific terms of the securities we are offering in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest. We may sell these securities to or through underwriters, and also to other purchasers or through agents. We will indicate the names of any underwriters in the accompanying prospectus supplement.

                     SEE "RISK FACTORS" BEGINNING ON PAGE 4.

     NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement.







                     The date of this prospectus is   , 2002.

                               TABLE OF CONTENTS

KONINKLIJKE PHILIPS ELECTRONIC N.V..........................................3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ........................... 3

FURTHER INFORMATION.........................................................4

PRESENTATION OF FINANCIAL INFORMATION.......................................4

RISK FACTORS................................................................4

FORWARD LOOKING STATEMENTS..................................................6

USE OF PROCEEDS.............................................................6

RATIO OF EARNINGS TO FIXED CHARGES..........................................7

CAPITALIZATION AND INDEBTEDNESS.............................................8

DESCRIPTION OF DEBT SECURITIES..............................................9

CLEARANCE AND SETTLEMENT...................................................21

TAXATION...................................................................27

PLAN OF DISTRIBUTION.......................................................38

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES..........................39

VALIDITY OF SECURITIES.....................................................40

EXPERTS....................................................................40

EXPENSES...................................................................40

                       KONINKLIJKE PHILIPS ELECTRONIC N.V.

     Koninklijke Philips Electronics N.V. is a limited liability company incorporated under Netherlands law tracing its origins to Philips & Co., which was established in 1891. Philips is the holding company for, and part of, the Philips group of companies. Its shares are listed on Euronext Amsterdam, the New York Stock Exchange, the London Stock Exchange and several other stock exchanges. As of December 31, 2001, Philips had approximately 160 production sites in 35 countries and sales and service outlets in approximately 150 countries. It delivers products, systems and services in the fields of lighting, consumer electronics, domestic appliances and personal care, components, semiconductors and medical systems. Philips' principal executive office is located at:

                                BREITNER CENTER,
                                 AMSTELPLEIN 2,
                               1096 BC AMSTERDAM,
                                THE NETHERLANDS.
                          TEL. NO: 011-31-20-59-77-777

Our website is www.philips.com

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The United States Securities and Exchange Commission, commonly referred to as the SEC or the Commission, allows us to "incorporate by reference" in this prospectus the information we file with them, which means we can disclose important information to you by referring you to those documents.

     The information that we incorporate by reference is an important part of this prospectus. We incorporate by reference in this prospectus the following document and any future filings that we make with the SEC under Sections 13(a), 13(c) and 15(d) of the Securities Exchange Act of 1934, as amended, until the completion of any offering using this prospectus, including Reports on Form 6-K furnished to or filed with the SEC after the date of this prospectus, but only to the extent that any such Report expressly states that we incorporate it by reference in this prospectus:

     o Our annual Report on Form 20-F for the period ended December 31, 2001 (the "2001 Form 20-F").

     The information we file with the SEC, including future filings, automatically updates and supersedes information in documents filed at earlier dates. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes, contained in the documents that we incorporate by reference in this prospectus.

     We will provide to you, upon your request and without charge, a copy of any or all of the documents we referred to above which we incorporate in this document by reference, other than certain exhibits to those documents. You should direct your requests to Koninklijke Philips Electronics N.V. Groenewoudseweg 1, Building VO-1, 5621 BA, Eindhoven, The Netherlands,
Attention: Corporate Legal Department (telephone 011-31-40-27-83271).

     Our SEC filings are available to the public through the internet at the SEC's website at www.sec.gov. You may also inspect and copy reports and other information that we file with the Commission at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, you may inspect and copy that material at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our shares of New York registry are listed.

                               FURTHER INFORMATION

     We have filed with the SEC a registration statement on Form F-3 with respect to the securities offered with this prospectus. This prospectus is a part of that registration statement and it omits some information that is contained in the registration statement. You can inspect the registration statement together with exhibits at the SEC's website or at the offices of the SEC and obtain that additional information about us and about the securities offered with this prospectus.

                      PRESENTATION OF FINANCIAL INFORMATION

     For periods prior to January 1, 2002, we prepared our consolidated financial statements in accordance with accounting principles generally accepted in The Netherlands ("Dutch GAAP"), which differs in certain significant respects from U.S. GAAP. For a discussion of significant differences between Dutch GAAP and U.S. GAAP and a reconciliation of consolidated net income and consolidated ordinary shareholders' equity between amounts calculated under Dutch GAAP and those calculated under U.S. GAAP, you should read Note 27 to the Consolidated Financial Statements of the Philips Group which are a part of the 2001 Form 20-F. On March 28, 2002, we announced that we would prepare our financial statements in accordance with U.S. GAAP, for periods commencing on or after January 1, 2002.

     We have reported our financial results in euros since January 1, 1999. Previously reported financial statements denominated in Dutch guilders, or for all earlier periods presented have been translated into euros using the irrevocably fixed conversion rate applicable since January 1, 1999 (euro 1 =
2.20371 Dutch guilders). We believe that data redenominated into euros reflects the same information as previously reported. Our financial data from periods prior to 1999 may not be comparable to the financial data for the same periods of other companies that also report in euros if those other companies did not use the irrevocably fixed conversion rate applicable since January 1, 1999 or if those other companies previously reported in a currency other than the Dutch guilder.

     In this document, references to "U.S. dollars" or "$" are to U.S. currency and references to "EUR" or "euro " are references to euros. Solely for your convenience, this document contains translations of certain euro amounts into U.S. dollar amounts at specified rates. By including those translations we do not represent that the euro amounts actually represent those U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Those translations of euros into U.S. dollars have been made at the noon buying rate in New York City for cable transfers in foreign currencies as announced by the U.S. Federal Reserve Bank of New York for customs purposes on a specified date. We refer to this rate as the "noon buying rate". The noon buying rate on a particular date may differ from the actual rates used in the preparation of our consolidated financial statements. The U.S. dollar financial information in this document has been translated for convenience at the rate of U.S.$1.00 to euro l.12, the noon buying rate for euro at December 31, 2001.

                                  RISK FACTORS

     We discuss risks related to our business, our financial condition and the external environment in which we operate in the 2001 Form 20-F and we incorporate that discussion herein by reference.

RISKS RELATING TO THE DEBT SECURITIES

SINCE WE ARE A HOLDING COMPANY AND CURRENTLY CONDUCT OUR OPERATIONS THROUGH SUBSIDIARIES, YOUR RIGHT TO RECEIVE PAYMENTS ON THE DEBT SECURITIES IS SUBORDINATED TO THE OTHER LIABILITIES OF OUR SUBSIDIARIES.

     We are organized as a holding company, and substantially all of our operations are carried on through subsidiaries. Our principal source of income is the dividends and distributions we receive from our subsidiaries. Our ability to meet our financial obligations is dependent upon the availability of cash flows from our domestic and foreign subsidiaries and affiliated companies through dividends, intercompany advances, management fees and other payments. Our subsidiaries are not guarantors on the debt securities we may offer. Moreover, these subsidiaries and affiliated companies are not required and may not be able to pay dividends to us. Claims of the creditors of these subsidiaries have priority as to the assets of such subsidiaries over the claims of our creditors. Consequently, holders of our debt securities are structurally subordinated, on our insolvency, to the prior claims of the creditors of our subsidiaries including in respect to indebtedness for money borrowed. As of March 31, 2002, our subsidiaries had total outstanding indebtedness of euro 0.8 billion. It is possible that our subsidiaries will incur more debt in the future.

     In addition, some of our subsidiaries are subject to laws restricting the amount of dividends they may pay. For example, these laws may prohibit dividend payments when net assets would fall below subscribed share capital, when the subsidiary lacks available profits or when the subsidiary fails to meet certain capital and reserve requirements. Other statutory and general law obligations also affect the ability of directors of our subsidiaries to declare dividends and the ability of our subsidiaries to make payments to us on account of intercompany loans.

SINCE THE DEBT SECURITIES ARE UNSECURED, YOUR RIGHT TO RECEIVE PAYMENTS MAY BE ADVERSELY AFFECTED BY THE LEVEL OF OUR SECURED INDEBTEDNESS

     The debt securities that we are offering will be unsecured. The debt securities are not subordinated to any of our other debt obligations and therefore they will rank equally with all our other unsecured and unsubordinated indebtedness. As of December 31, 2001, Koninklijke Philips Electronics N.V., our holding company, had no secured indebtedness outstanding. However, it may incur secured debt in the future. If we default on the debt securities, or after bankruptcy, liquidation or reorganization, then, to the extent that we have granted security over our assets, the assets that secure our debts will be used to satisfy the obligations under that secured debt before we can make payment on the debt securities. There may only be limited assets available to make payments on the debt securities in the event of an acceleration of the maturity date of the debt securities. If there is not enough collateral to satisfy the obligations of the secured debt then the remaining amounts on the secured debt would share equally with all unsubordinated unsecured indebtedness of Koninklijke Philips Electronics N.V. The debt of Koninklijke Philips Electronics N.V., as our top level holding company, is structurally subordinated to the debt of our subsidiaries as described in the previous risk factor.

SINCE WE ARE A NETHERLANDS COMPANY AND A SUBSTANTIAL PORTION OF OUR ASSETS AND KEY PERSONNEL ARE LOCATED OUTSIDE THE UNITED STATES, YOU MAY NOT BE ABLE TO ENFORCE ANY U.S. JUDGMENT FOR CLAIMS YOU MAY BRING AGAINST US OR OUR KEY PERSONNEL OUTSIDE THE UNITED STATES

     Koninklijke Philips Electronics N.V. is organized under the laws of The Netherlands. Many of our assets are located outside the United States. In addition, most of the members of our Supervisory Board, Board of Management and officers are residents of countries other than the United States. As a result, it may be impossible for you to effect service of process within the United States upon us or these persons. It may also be difficult to enforce against us or these persons any judgments in civil and commercial matters, including judgments under United States federal securities laws. Service of process and enforcement of judgments are described in greater detail in the section "Service of Process and Enforcement of Liabilities."

THE NATURE OF THE TRADING MARKET THAT DEVELOPS FOR THE DEBT SECURITIES BEING OFFERED MAY NOT BE FAVORABLE.

     If any of the debt securities are traded after their initial issuance, they may trade at a discount from their initial offering price. We may decide to list a particular series of debt securities on one or more stock exchanges. Factors that could cause the debt securities to trade at a discount are:

     o    an increase in prevailing interest rates;

     o    a decline in our credit worthiness;

     o    a weakness in the market for similar securities; and

     o    declining general economic conditions.


                           FORWARD LOOKING STATEMENTS

THE FORWARD-LOOKING INFORMATION IN THIS PROSPECTUS MAY NOT ACCURATELY PREDICT FUTURE RESULTS

     From time to time, we may make statements regarding our assumptions, projections, expectations, intentions or beliefs about future events. These statements are intended as "Forward-Looking Statements" under the Private Securities Litigation Reform Act of 1995. We caution that these statements may and often do vary from actual results and the differences between these statements and actual results can be material. Accordingly, we cannot assure you that actual results will not differ materially from those expressed or implied by the forward-looking statements. Forward looking statements can be identified generally as those containing words such as "anticipates", "assumes", "believes", "estimates", "expects", "should", "will", "will likely result", "forecast", "outlook", "projects" or similar expressions. Some of the factors that could cause actual achievements and events to differ materially from those expressed or implied in any forward-looking statements are:

     o    levels of consumer and business spending in major economies;

     o    changes in consumer tastes and preferences;

     o the level of our marketing and promotional expenditures and those of our competitors;

     o    raw materials and employee costs;

     o changes in future exchange and interest rates (in particular, changes relating to the euro and the U.S. dollar);

     o    changes in tax rates;

     o    changes in Philips' debt rating;

     o    future business combinations, acquisitions or dispositions; and

     o    the rate of technological change.


                                 USE OF PROCEEDS

     Unless otherwise indicated in the accompanying prospectus supplement, the net proceeds from the offering of the securities will be used to support the development and expansion of our business and to further strengthen our capital base.

                       RATIO OF EARNINGS TO FIXED CHARGES

RATIO OF EARNINGS TO FIXED CHARGES

     The ratios of our earnings to fixed charges for the five years ended December 31, 2001 using financial information calculated in accordance with Dutch GAAP and financial information adjusted to reflect U.S. GAAP, were:

                                                 YEAR ENDED DECEMBER 31,
                               ----------------------------------------------------------------
                                 2001           2000          1999         1998          1997
                               --------       --------      --------     --------      --------
Dutch GAAP                       (a)            29.79         6.82         3.40           6.38

U.S. GAAP                        (a)            29.73         5.78         3.49           6.62


     For periods commencing on or after January 1, 2002, we will prepare our financial statements in accordance with U.S. GAAP. The ratios of our earnings to fixed charges for the three months ended March 31, 2002 and 2001 using financial information calculated in accordance with U.S. GAAP, were:

                                THREE MONTHS ENDED
                                     MARCH 31,
                               ---------------------
                                2002           2001
                               ------         ------
U.S. GAAP                       1.46           4.94

-----------------
(a) For the year ended December 31, 2001 the Company had losses of euro 1.738 million and fixed charges of euro 503 million, respectively, as calculated in accordance with Dutch GAAP (losses of euro 1.762 million and fixed charges of euro 503 million respectively as calculated in accordance with U.S. GAAP).

     The ratio of earnings to fixed charges is computed by aggregating (a) in the case of Dutch GAAP, income before taxes, adjusted for gains and losses on the sale of unconsolidated companies and, in the case of U.S. GAAP, income
(loss) from continuing operations before taxes (b) dividend income receivable from unconsolidated companies and (c) fixed charges, and dividing the total by fixed charges.

     Fixed charges comprise (a) interest and similar payments including financing costs on all indebtedness and (b) one third of rental expense (being that portion of rental expense representative of the interest factor).

                         CAPITALIZATION AND INDEBTEDNESS

     The following table sets out our capitalization and indebtedness on an historical basis at March 31, 2002, which have been calculated in accordance with U.S. GAAP.

                                                                 EURO IN      US$ IN
                                                                 MILLIONS    MILLIONS*
                                                                 --------    ---------
Bank loans and overdrafts due within one year                      1,447       1,262
Loans due after more than one year                                 6,550       5,710
                                                                  ------      ------
Total indebtedness                                                 7,997       6,972

Called up share capital:
Equity share capital                                                 263         229
Equity reserves:
Share premium account                                                 22          19
Retained earnings                                                 19,944      17,388
Accumulated other comprehensive income                              (693)       (604)
Treasury stock                                                    (1,271)     (1,108)
Net income (January - March, 2002)                                     9           8
                                                                  ------      ------
Minority interests                                                   199         173
Total shareholders' funds and minority interests                  18,473      16,105
                                                                  ------      ------
Total capitalization and indebtedness                             26,470      23,077


-----------------
* Translations into U.S. dollars in this section are solely for convenience and are computed at the rate of U.S.$1.00 to euro 1.147, the noon buying rate from the Federal Reserve Bank of New York as of March 31, 2002. On June 17, 2002 the noon buying rate was U.S. $1.00 to euro 1.059.

     Of the total indebtedness at December 31, 2001, euro 37 million was secured by our assets. The current position as of June 18, 2002 does not materially deviate from the position at December 31, 2001. We have given letters of guarantee to secure obligations related to unconsolidated companies and third parties amounting to euro 0.8 billion at March 31, 2002 with respect to loans, bank advances and future lease obligations. The current position as at June 18, 2002 was approximately euro 1 billion.

                         DESCRIPTION OF DEBT SECURITIES

     The following is a summary of the general terms of the debt securities. It sets forth possible terms and provisions for each series of debt securities. Each time that we offer debt securities, we will prepare and file a prospectus supplement with the SEC, which you should read carefully. The prospectus supplement may contain additional terms and provisions of those securities. If there is any inconsistency between the terms and provisions presented here and those in the prospectus supplement, those in the prospectus supplement will apply and will replace those presented here.

     The debt securities of any series will be our unsecured obligations, and will rank equally with all of our other unsecured and unsubordinated obligations.

     We will issue the debt securities under an indenture between us and Citibank N.A. as trustee. The terms of the debt securities include those stated in the indenture, and those made part of the indenture by reference to the Trust Indenture Act. You should read the indenture. We have filed a copy of the indenture, including supplements deemed to be part of the indenture, as an exhibit to the registration statement, of which this prospectus is a part.

     Because this section is a summary, it does not describe every aspect of the debt securities in detail. This summary is subject to, and qualified by reference to, all of the definitions and provisions of both the indenture and each series of debt securities. Certain terms, unless otherwise defined here, have the meaning given to them in the indenture.

GENERAL

     The debt securities are not deposits and are not insured by any regulatory body of the United States or The Netherlands.

     Citibank N.A. acts as the trustee under the indenture. The trustee has two principal functions:

     o First, it can enforce your rights against us if we default on debt securities issued under the indenture. There are some limitations on the extent to which the trustee acts on your behalf, described under "Events of Default; Limitation of Remedies - Remedies If an Event of Default Occurs" below; and

     o Second, the trustee performs administrative duties for us, such as sending you interest payments, transferring your debt securities to a new buyer if you sell and sending you notices.

     The indenture does not limit the amount of debt securities that we may issue. We may issue the debt securities in one or more series, or as units comprised of two or more related series. The prospectus supplement will indicate for each series or for two or more related series of debt securities:

     o    the title of the series of debt securities;

     o    the issue price;

     o any limit on the aggregate principal amount of the series of debt securities;

     o any stock exchange on which we will list the series of debt securities;

     o the date or dates on which we will pay the principal of the series of debt securities;

     o the rate or rates, which may be fixed or variable, per annum at which the series of debt securities will bear interest, if any, and the date or dates from which that interest, if any, will accrue;

     o the dates of which interest, if any, on the series of debt securities will be due and payable and the regular record dates for the interest payment dates;

     o any mandatory or optional sinking funds or analogous provisions or provisions for redemption at the option of the holder;

     o the date, if any, after which and the price or prices at which the series of debt securities may, in accordance with any optional or mandatory redemption provisions that are not described in this prospectus, be redeemed and the other detailed terms and provisions of those optional or mandatory redemption provisions, if any;

     o the terms under which any series of debt securities will be convertible into, or exchangeable for, other securities, including equity securities;

     o    the denominations in which the debt securities will be issuable;

     o the currency of payment of principal and any premium or interest on the series of debt securities if other than U.S. dollars and the manner of determining the equivalent amount in U.S. dollars;

     o any index we will use to determine the amount of any payments of, premium, if any, and interest on the series of debt securities;

     o the applicability of the provisions described later under "Defeasance and Covenant Defeasance - Defeasance and Discharge";

     o if the series of debt securities will be issuable in whole or part in the form of a global security as described under "Legal Ownership - Global Securities", and the depositary or its nominee with respect to the series of debt securities, and any special circumstances under which the global security may be registered for transfer or exchange in the name of a person other than the depositary or its nominee; and

     o    any other special features of the series of debt securities.

     We may sell debt securities that bear no interest or that bear interest at a rate below the prevailing market interest rate or at a discount to their stated principal amount ("discount securities"). (Section 101) We may also denominate securities in a currency other than U.S. dollars. The relevant prospectus supplement will describe any special United States federal income tax considerations applicable to debt securities denominated in a currency other than U.S. dollars.

     The indenture does not provide for any debt covenants that would afford the holders of debt securities any protection in the event of a highly leveraged transaction.

     Holders of debt securities have no voting rights except as explained below under "Modification and Waiver " and "Events of Default; Limitation of Remedies".

FORM OF DEBT SECURITIES

     Debt securities will be issued only in fully registered form and may be represented in whole or in part by one or more global securities. Each debt security, including a global debt security, will be represented by a certificate in registered form and the person or entity named in the certificate is the holder.

LEGAL OWNERSHIP

     Street Name and Other Indirect Holders

     Investors who hold debt securities in accounts at banks or brokers will generally not be recognized by us as legal holders of debt securities. This is called holding in street name. Instead, we would recognize only the bank or broker, or the financial institution the bank or broker uses to hold its debt securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the debt securities, either because they agree to do so in their customer agreements or because they are legally required. If you hold debt securities in street name, you should check with your own institution to find out:

     o    how it handles debt securities payments and notices;

     o    whether it imposes fees or charges;

     o    how it would handle voting if it were ever required;

     o whether and how you can instruct it to send your debt securities, registered in your own name so you can be a direct holder as described below; and

     o how it would pursue rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests.

     A global security is a special type of indirectly held security. If we choose to issue debt securities in the form of global securities, the ultimate beneficial owners can only be indirect holders.

     Direct Holders

     Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to persons who are registered as holders of debt securities. As noted above, we do not have obligations to you if you hold in street name or other indirect means, either because you choose to hold debt securities in that manner or because the debt securities are issued in the form of global securities as described below. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a street name customer but does not do so.

GLOBAL SECURITIES

     When we issue a series of debt securities that will be represented in whole or in part by one or more global securities, we require that the global security be registered in the name of a financial institution we select, normally the book-entry clearing system. In addition, we require that the debt securities included in the global security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the global security is called the depositary. Typically the book entry clearing system, or its nominee, will act as depositary. Any person wishing to own a security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary. The prospectus supplement indicates whether your series of debt securities will be issued only in the form of global securities.

     SPECIAL INVESTOR CONSIDERATIONS FOR GLOBAL SECURITIES. As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of debt securities and instead deal only with the depositary that holds the global security.

     If you are an investor in debt securities that are issued only in the form of global debt securities, you should be aware that:

     o    You cannot get debt securities registered in your own name.

     o You cannot receive physical certificates for your interest in the debt securities.

     o You will be a street name holder and must look to your own bank or broker for payments on the debt securities and protection of your legal rights relating to the debt securities, as explained earlier under "Legal Ownership - Street Name and Other Indirect Holders".

     o You may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their debt securities in the form of physical certificates.

     o The depositary's policies will govern payments, transfers, exchange and other matters relating to your interest in the global security. We and the trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in the global security. We and the trustee also do not supervise the depositary in any way.

     o The depositary will require that interests in a global security be purchased or sold within its system using same-day funds.

     SPECIAL SITUATIONS WHEN THE GLOBAL SECURITY WILL BE TERMINATED. In a few special situations, the global security will terminate and interests in it will be exchanged for physical certificates representing debt securities. After that exchange, the choice of whether to hold debt securities directly or in street name will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in debt securities transferred to their own name so that they will be direct holders. The rights of street name investors and direct holders in the debt securities have been previously described in the subsections entitled "Legal Ownership - Street Name and Other Indirect Holders" and "Legal Ownership - Direct Holders".

     The special situations for termination of a global security are:

     o When the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary; and

     o When an Event of Default on the debt securities has occurred and has not been cured. Defaults are discussed below under "Events of Default; Limitation of Remedies - Events of Default".

     The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. When a global security terminates, the depositary (and not we or the trustee) is responsible for deciding the names of the institutions that will be the initial direct holders. (Sections 305 and 204)

IN THE REMAINDER OF THIS DESCRIPTION "YOU" MEANS DIRECT HOLDERS AND NOT STREET NAME OR OTHER INDIRECT HOLDERS OF DEBT SECURITIES. INDIRECT HOLDERS SHOULD READ THE SUBSECTION ENTITLED "LEGAL OWNERSHIP - STREET NAME AND OTHER INDIRECT HOLDERS".

PAYMENT

     The relevant prospectus supplement will specify the date on which we will pay interest and the date for payments of principal and any premium, on any particular series of debt securities. The prospectus supplement will also specify the interest rate or rates, if any, or how the rate or rates will be calculated.

ADDITIONAL AMOUNTS

     Unless the relevant prospectus supplement provides otherwise, we will pay any amounts to be paid by us on any series of debt securities without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings ("taxes") now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of The Netherlands or any political subdivision or authority of The Netherlands that has the power to tax, unless the deduction or withholding is required by law. If at any time a taxing jurisdiction of The Netherlands requires us to deduct or withhold taxes, we will pay the additional amounts of, or in respect of, the principal of, any premium, and any interest, or other amounts to which a holder is entitled on the debt securities ("Additional Amounts") that are necessary so that the net amounts paid to the holders, after the deduction or withholding, shall equal the amounts which would have been payable had no such deduction or withholding been required. However, we will not pay Additional Amounts for taxes in any of the following circumstances:

     o The tax or charge is imposed only because the holder, or a fiduciary, settlor, beneficiary or member or shareholder of, or possessor of a power over, the holder, if the holder is an estate, trust, partnership or corporation, was or is connected to the taxing jurisdiction. These connections include, but are not limited to, where the holder or related party:

          o    is or has been a citizen or resident of the jurisdiction;

          o    is or has been engaged in trade or business in the jurisdiction;

          o    has or had a permanent establishment in the jurisdiction; or

          o    has, or has had, a substantial interest in our share capital.

     o The tax or charge is imposed due to the presentation of a debt security, if presentation is required, for payment on a date more than 30 days after the security became due or after the payment was provided for.

     o There is an estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge.

     o The tax, assessment or governmental charge is payable in a manner that does not involve withholdings.

     o The tax, assessment or governmental charge is imposed or withheld because the holder or beneficial owner failed to comply with any of our requests for the following that the statutes, treaties, regulations or administrative practices of the taxing jurisdiction require as a precondition to exemption from all or part of such withholding:

          o to provide information about the nationality, residence or identity of the holder or beneficial owner; or

          o to make a declaration or satisfy any other information requirements.

     o The withholding or deduction is imposed pursuant to any European Directive on the taxation of savings (of which a proposal has been announced by the European Commission on July 18, 2001) implementing the conclusions of the ECOFIN Council meeting of November 26 and 27, 2000, or any law implementing such Directive.

     o The withholding or deduction is imposed on a holder or beneficial owner who could have avoided such withholding or deduction by presenting its debt securities to another paying agent in a member state of the European Union.

     o The holder is a fiduciary or partnership or an entity that is not the sole beneficial owner of the payment of the principal of, or any interest on, any security, and the laws of the jurisdiction require the payment to be included in the income of a beneficiary or settlor for tax purposes with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such additional amounts had it been the holder of such security.

     The prospectus supplement relating to the debt securities may describe additional circumstances in which we would not be required to pay Additional Amounts.

     Whenever we refer in this prospectus and any prospectus supplement to the payment of the principal of, any premium, or any interest, or other amounts to which a holder is entitled, if any, on, or in respect of, any debt securities of any series, we mean to include the payment of Additional Amounts to the extent that, in context, Additional Amounts are, were or would be payable.

     In the opinion of T.P.M. Schmit, our internal tax counsel, under current Netherlands law and practice we will not be required to deduct or withhold any Netherlands taxes, levies or other similar charges from any payment due or to become due in respect of the debt securities, except in the event

o any payments on the debt securities are contingent, or are deemed to be contingent, on the existence or distribution of our profits, or

o    the debt securities are deemed to be equity securities.

     In either case, any payments on the debt securities may be treated as dividend for Netherlands tax purposes, meaning that the dividend withholding tax will apply to payments made on such debt securities. Debt securities may be deemed to be equity if they share significant characteristics with equity securities, for example if they are subordinated to all our other debt and if they are not redeemable except upon our liquidation.


REDEMPTION FOR TAX REASONS

     Unless the relevant prospectus supplement provides otherwise, we will have the option to redeem the debt securities of any series upon not less than 30 nor more than 60 days' notice at any time (except in the case of debt securities that have a variable rate of interest, which may be redeemed on any interest payment date), if we determine that as a result of:

     o a change in or amendment to the laws or regulations of The Netherlands (or of any political subdivision or taxing authority thereof or therein), including any treaty to which The Netherlands (or of any political subdivision or taxing authority thereof or therein) is a party, or

     o a change in an official application or interpretation of those laws or regulations, including a decision of any court or tribunal, which becomes effective on or after the date of the applicable prospectus supplement, we will or would be required to pay holders Additional Amounts, and we cannot avoid such payment by reasonable measures available to us.

     In each case, before we give a notice of redemption or conversion, we shall be required to deliver to the trustee an officer's certificate confirming that we are entitled to exercise our right of redemption or conversion. The redemption or conversion must be made in respect of all, but not some, of the debt securities of the relevant series. The redemption price will be equal to 100% of the principal amount of debt securities being redeemed together with any accrued but unpaid interest to the date fixed for redemption or, in the case of discount securities, such portion of the principal amount of such discount securities as may be specified by their terms.

MODIFICATION AND WAIVER

     There are three types of changes we can make to the indenture and the debt securities.

     Changes Requiring Your Approval. First, there are changes that cannot be made to your debt securities without your specific approval. Following is a list of those types of changes:

     o change the stated maturity of the principal, or any installment of principal, or interest on a debt security;

     o reduce any amounts and the rate of interest of a debt security or any premium due upon its redemption;

     o reduce the amount of principal payable upon acceleration of the maturity of an original issue discount security or any other debt security following a default;

     o    change the place or currency of payment on a debt security;

     o    impair your right to sue for payment or conversion;

     o reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;

     o reduce the percentage of holders of debt securities whose consent is needed to waive compliance with various provisions of the indenture or to waive various defaults;

     o modify any other aspect of the provisions dealing with modification and waiver of the indenture, unless to provide that additional provisions of the indenture cannot be modified or waived without your consent; and

     o modify or affect in any manner adverse to you any of our obligations that relate to payment of principal, premium and interest, sinking fund payments and conversion rights. (Section 902)

     Changes Requiring a Majority Vote. The second type of change to the indenture and the debt securities is the kind that requires a vote in favor by holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes, amendments, supplements and other changes that would not adversely affect holders of the debt securities in any material respect. (Section 902) The same majority vote would be required for us to obtain a waiver of all or part of the Covenants described below or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indentures or the debt securities listed in the first category described previously under "Changes Requiring Your Approval" unless we obtain your individual consent to the waiver. (Section 513)

     Changes Not Requiring Approval. The third type of change does not require any vote by holders of debt securities. This type is limited to clarifications and other changes that would not adversely affect holders of the debt securities in any material respect. (Section 901)

     Further Details Concerning Voting. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a security:

     o For discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

     o For debt securities whose principal amount cannot be determined at the time of issuance (for example, because it is based on an index), we will use a special rule for that security described in the prospectus supplement.

     o For debt securities denominated in one or more foreign currencies or currency units we will use the U.S. dollar equivalent.

     o Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption and notice has been given to you of such redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later under "Defeasance and Covenant Defeasance - Defeasance and Discharge". (Section 101 - "Outstanding")

     o We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the indenture. In limited circumstances, the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding debt securities of that series on the record date and must be taken within 180 days following the record date or another period that we may specify (or as the trustee may specify, if it sets the record date). We may shorten or lengthen this period from time to time. (Section 104)


STREET NAME AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURE OR THE DEBT SECURITIES OR REQUEST A WAIVER.


EVENTS OF DEFAULT; LIMITATION OF REMEDIES

     EVENT OF DEFAULT

     You will have special rights if an Event of Default occurs and is not cured, as described later in this subsection. The following are Events of
Default:

     o we fail to pay principal or any premium on any security of that series when due and payable (other than, in limited circumstances, on account of an administrative error);

     o we fail to pay any interest or additional amounts of interest on any debt securities of that series when due and payable, and the failure continues for 30 days;

     o we fail to deposit when due any sinking fund payment in respect of any debt security of that series, beyond any applicable grace periods;

     o we fail to perform any other covenant included in the indenture (other than a covenant included in the indenture for the benefit of a series other than that series) that continues for 60 days after we have received written notice from the trustee or holders of at least 25% in principal amount of outstanding debt securities of that series;

     o we undertake or are subject to certain events in bankruptcy or insolvency.

     o any other Event of Default defined with respect to a particular series. (Section 501)

     Remedies if an Event of Default Occurs. If an Event of Default occurs, the trustee or the holder(s) of at least 25% in aggregate principal amount of the outstanding debt securities of any affected series may declare the principal amount of the debt securities of the series to be due and payable immediately. In the case of discount securities, this amount will be the portion of principal amount specified in its terms. However, after this declaration but before the trustee obtains a judgment or decree for payment of money due, the holder(s) of a majority in aggregate principal amount of the outstanding debt securities of the series may rescind the declaration of acceleration and its consequences, but only if the Event of Default has been cured or waived and all payments due, other than those due as a result of acceleration, have been made. (Section 502)

     Except in the cases of an Event of Default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This protection is called an indemnity. (Section 603) If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture. (Section 512)

     Before you bypass the trustee and bring your own lawsuit or other formal legal action or to take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

     o You must give the trustee written notice that an Event of Default has occurred and remains uncured;

     o The holders of 25% in aggregate principal amount of all outstanding debt securities of the affected series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action; and

     o The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity. (Section 507)

STREET NAME AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND TO MAKE OR CANCEL A DECLARATION OF ACCELERATION.

     Waivers of an Event of Default. The holder(s) of not less than a majority in aggregate principal amount of the debt securities of any affected series may on behalf of the holders of all of the debt securities of that affected series, waive any past Event of Default with respect to the series, except any default in respect of either:

     o the payment of principal of, or any premium, or interest, on any debt securities; or

     o a covenant or provision of the relevant indenture which cannot be modified or amended without the consent of each holder of debt securities of the series. (Section 513)

     We will furnish to the trustee every year a written statement of certain of our officers certifying that, to their knowledge, we are in compliance with the indenture and the debt securities, or else specifying any default. (Section
1005)

     Notwithstanding any contrary provisions, nothing shall impair the right of a holder, absent the holder's consent, to sue for any payments due but unpaid with respect to the debt securities.

     COVENANTS

     As used in this section:

     o Principal property means a building or other structure or facility, and the land on which it sits and its associated fixtures that are located in the Unites States or The Netherlands and that we or a restricted subsidiary own or lease. The gross book value of the property must exceed 2% of our consolidated shareholders' equity. Any property or portion of any property is not a principal property if our board of directors:

          o does not view it as materially important to the total business conducted by us and our subsidiaries as an entirety; or

          o does not view any portion of the property as materially important for the use of the property.

               We and our subsidiaries currently do not have any principal property.

          o Restricted subsidiary means any subsidiary that has two characteristics. First, its assets and operations are substantially located within the United States or The Netherlands. Second, it owns a principal property. However, a restricted subsidiary does not include two types of subsidiaries. It does not include a subsidiary that is primarily engaged in leasing or in financing installment receivables or a subsidiary that primarily acts to finance our operations and those of our consolidated subsidiaries.

               None of our subsidiaries is currently a restricted subsidiary.

     RESTRICTIONS ON LIENS

     Some of our property may be subject to a mortgage or other legal mechanism that gives our lenders preferential rights in that property over other lenders, including you and the other holders of the debt securities, or over our general creditors if we fail to pay them back. These preferential rights are called liens. We promise that we and our restricted subsidiaries will not become obligated on any new debt for borrowed money that is secured by a lien on any of our principal properties or on any shares of stock of any of our restricted subsidiaries, unless we grant an equivalent or higher-ranking lien on the same property to direct holders of the debt securities.

     We do not need to comply with this restriction if the amount of all debt that would be secured by liens on our principal properties and the shares of stock of our restricted subsidiaries, excluding debt secured by the liens that are listed later, is less than 15% of our consolidated shareholders' equity.

     This restriction on liens applies only to liens for borrowed money. For example, liens imposed by operation of law, such as liens to secure statutory obligations for taxes or workers' compensation benefits, or liens we create to secure obligations to pay legal judgments or surety bonds, would not be covered by this restriction.

     This restriction on liens also does not apply to debt secured by a number of different types of liens and we can disregard this debt when we calculate the limits imposed by this restriction. These types of liens that we can disregard include the following:

     o    any lien existing on or before the date of the indenture;

     o    judgment liens not giving rise to an Event of Default;

     o any lien arising by operation of law and not securing amounts more than ninety days overdue or otherwise being contested in good faith;

     o any lien on a principal property, shares or title documents for such property, shares of stock of any restricted subsidiary that we or any restricted subsidiary acquired as security for, or for indebtedness incurred, to finance all or part of the price of its acquisition, development, redevelopment, modification or improvement;

     o any lien over any principal property, or title documents for such property, shares of stock of any restricted subsidiary that we or any restricted subsidiary acquired subject to the lien;

     o any lien to secure indebtedness for borrowed money incurred in connection with a specifically identifiable project where the lien relates to a principal property involved in the project that we or any restricted subsidiary acquired after the date of the indenture and where the recourse of the creditors relating to the indebtedness is limited to the project and principal property;

     o any lien incurred or deposits made in the ordinary course of business including but not limited to:


          o any mechanics', materialsmen's, carriers', workmens', vendors' or similar lien,

          o    any lien arising in connection with equipment leases, and

          o any easements or rights-of-way restrictions and other similar charges.

     o any lien or deposits securing the performance of tenders, bids, leases, statutory obligations, surety bonds and appeal bonds, government contracts, performance and return-of-money bonds and other similar obligations incurred in the ordinary course of business.

     o any lien in our principal property or that of any restricted subsidiary in favor of the U.S. federal or any state government or The Netherlands or EU government or any instrumentality of any of them, securing our obligations or those of any restricted subsidiary as a result of any contract;

     o any lien securing taxes or assessments or other applicable governmental charges or levies;

     o any lien securing industrial revenue, development or similar bonds issued by us or for our benefit or the benefit of any of our restricted subsidiaries, provided that the industrial revenue, development or similar bonds are non-recourse to us or our restricted subsidiary;

     o    any lien in our favor or in favor of any of our subsidiaries; and

     o any extension, renewal or replacement or successive extensions, renewals or replacements, as a whole or in part, of any lien included earlier in this list, for amounts not exceeding the principal amount of the borrowed money secured by the lien which is to be so extended, renewed or replaced provided that the extension, renewal, or replacement lien is limited to all or part of the same property, including improvements, that secured the lien to be extended, renewed or replaced. (Section 1009)

     RESTRICTIONS ON SALES AND LEASEBACKS

     Neither we nor any of our restricted subsidiaries will enter into any sale and leaseback transaction involving a principal property unless we comply with this covenant. A sale and leaseback transaction is an arrangement between us or a restricted subsidiary and a bank, insurance company or other lender or investor where we or our restricted subsidiary leases a principal property that we or our restricted subsidiary has owned for more than six months and which has been sold to a lender or investor or to any person to whom the lender or investor has advanced funds on the security of the principal property.

     We can comply with this covenant in either of two different ways. First, we will be in compliance if we or our restricted subsidiary could grant a lien on the principal property in an amount equal to the indebtedness attributable to the sale and leaseback transaction without being required to grant an equivalent or higher-ranking lien to you and the other direct holders of the debt securities under the restriction on liens described above.

     Second, we can comply if we invest an amount equal to at least the net proceeds of the sale of the principal property that we or our restricted subsidiary leases in the transaction or the fair value of that property, whichever is greater. This amount must be invested in any principal property or used to retire indebtedness for money that we or our restricted subsidiaries borrowed, incurred or assumed and that either has a maturity of 12 months or more from the date of incurrence of the indebtedness or has a maturity of less than 12 months from that date but is by its terms renewable or extendible beyond 12 months from that date at the option of the borrower, within one year of the transaction. (Section 1010)

     This restriction on sales and leasebacks does not apply to any sale and leaseback transaction that is between us and one of our subsidiaries, or between one of our restricted subsidiaries and either us or one of our other subsidiaries. It also does not apply to any lease with a term, including renewals, of three years or less.

CONSOLIDATION, MERGER AND SALE OF ASSETS; ASSUMPTION

     We may, without the consent of the holders of any of the debt securities, consolidate with, merge into or transfer or lease our assets substantially as an entirety to, any person of the persons specified in the applicable indenture, provided that:

     o any successor corporation formed by any consolidation or amalgamation, or any transferee or lessee of our assets, must assume our obligations on the debt securities;

     o immediately after giving effect to the transaction, no event which, after notice or lapse of time, would become an Event of Default shall have occurred and be continuing; and

     o certain other conditions are met (including the payment of any Additional Amounts that are payable). (Article 8)

DEFEASANCE AND COVENANT DEFEASANCE

     The following discussion of defeasance and discharge of our obligations in relation to the debt securities will be applicable to your series of debt securities only if we choose to have them apply to that series. If we do so choose, we will state that in the prospectus supplement. (Article 13)

DEFEASANCE AND DISCHARGE

     We can legally release ourselves from any payment or other obligations on the debt securities, except for various obligations described below, if we, in addition to other actions, put in place the following arrangements for you to be repaid:

     o We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

     o We must deliver to the trustee a legal opinion of our counsel confirming that under current U.S. federal income tax law we may make the above deposit without causing you to be taxed on the debt securities any differently that if we did not make the deposit and just repaid the debt securities ourselves. We would not have to deliver this opinion if we received from, or there has been published by, the United States Internal Revenue Service a ruling that states the same conclusion.

     However, even if we take these actions, a number of our obligations relating to the debt securities will remain. These include the following obligations:

     o    to register the transfer and exchange of debt securities;

     o    to replace mutilated, destroyed, lost or stolen debt securities;

     o    to maintain paying agencies; and

     o    to hold money for payment in trust. (Section 1302)

     COVENANT DEFEASANCE

     We can legally release ourselves from compliance with certain restrictive covenants, including those described under "Covenants" and any that may be described in the applicable prospectus supplement, and the occurrence of certain Events of Default in relation to such restrictive covenants, if we, in addition to other actions, deposit the monies, bonds and notes, and deliver the opinion, specified above under "Defeasance and Discharge".

     However, we will remain liable in the event that an acceleration following our Event of Default has the result that the deposited monies, bonds and notes are not sufficient to pay amounts due on such debt securities. In such event, we will remain liable for the remaining amounts due. (Sections 1303 and 1304)

GOVERNING LAW

     The debt securities and indentures will be governed by and construed in accordance with the laws of New York State, except that our authorization and execution of the indenture and the debt securities will be governed by the laws of The Netherlands.

NOTICES

     Notices to holders of debt securities will be given by mail to the addressees of such holders as they appear in the security register. (Sections 101 and 106)

REGARDING THE TRUSTEE

     Citibank N.A. will be the trustee under the indentures. We and some of our subsidiaries maintain deposit accounts and conduct other banking transactions with the trustee in the ordinary course of our respective businesses.

     We are required to furnish to the trustee annual reports which will include a description of operations and annual audited consolidated financial statements prepared in accordance with U.S. GAAP or such other generally accepted accounting principles adopted by Philips, together with a reconciliation of consolidated net income and consolidated ordinary shareholders' equity to amounts in accordance with U.S. GAAP, if applicable. We will also furnish the trustee with interim reports that will include unaudited interim summary consolidated financial information prepared in accordance with U.S. GAAP or such other generally accepted accounting principles adopted by Philips. If we choose to do so, any interim reports prepared in accordance with generally accepted accounting principles other than U.S. GAAP may contain a reconciliation of consolidated net income and consolidated ordinary shareholders' equity to amounts in accordance with U.S. GAAP, if applicable. We will furnish the trustee with all notices of meetings at which holders of securities are entitled to vote, and all other reports and communications that are made generally available to those holders.

CONSENT TO SERVICE

     The indenture provides that we irrevocably designate the trustee as our authorized agent for service of process in any proceeding arising out of or relating to the indenture or debt securities brought in any federal or state court in New York City, and we irrevocably submit to the jurisdiction of these courts.


                            CLEARANCE AND SETTLEMENT

     Debt securities we issue may be held through one or more U.S. and international clearing systems. The principal clearing systems we will use are the book-entry systems operated by The Depository Trust Company, or DTC, in the United States, Clearstream Banking, Societe Anonyme, or Clearstream, Luxembourg and Euroclear Bank S.A./N.V., or Euroclear, in Brussels, Belgium. These systems have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates.

     Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market. Where payments for debt securities we issue in global form will be made in U.S. dollars, these procedures can be used for cross-market transfers and the securities will be cleared and settled on a delivery against payment basis.

     Global securities will be registered in the name of a nominee for, and accepted for settlement and clearance by, one or more of, Euroclear, Clearstream, Luxembourg, DTC and any other clearing system identified in the applicable prospectus supplement.

     Cross-market transfers of debt securities that are not in global form may be cleared and settled in accordance with other procedures that may be established among the clearing systems for these securities. Investors in debt securities that are issued outside of the United States, its territories and possessions must initially hold their interests through Euroclear, Clearstream, Luxembourg or the clearance system that is described in the applicable prospectus supplement.

     The policies of DTC, Clearstream, Luxembourg and Euroclear will govern payments, transfers, exchange and other matters relating to the investors' interests in securities held by them. This is also true for any other clearance system that may be named in a prospectus supplement.

     Euroclear and Clearstream, Luxembourg hold interests on behalf of their participants through customers' securities accounts in Euroclear's and Clearstream Luxembourg's names on the books of their respective depositaries which, in the case of securities for which a global security in registered form is deposited with DTC, in turn hold such interests in customers' securities accounts in the depositaries' names on the books of DTC.

     We have no responsibility for any aspect of the actions of DTC, Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. We have no responsibility for any aspect of the records kept by DTC, Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. We also do not supervise these systems in any way. This is also true for any other clearing system indicated in a prospectus supplement.

     DTC, Clearstream, Luxembourg, Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform these procedures and may modify them or discontinue them at any time.

     The description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC, Clearstream, Luxembourg and Euroclear as they are currently in effect. Those systems could change their rules and procedures at any time.

THE CLEARING SYSTEMS

     DTC

     DTC has advised us as follows:

     o    DTC is:

          (1) a limited purpose trust company organized under the laws of the State of New York;

          (2)  a "banking organization" within the meaning of New York Banking
               Law;

          (3)  a member of the Federal Reserve System;

          (4) a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

          (5)  a "clearing agency" registered pursuant to the provisions of
               Section 17A of the Securities Exchange Act of 1934.

     o DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to accounts of its participants. This eliminates the need for physical movement of certificates.

     o Participants in DTC include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. DTC is partially owned by some of these participants or their representatives.

     o Indirect access to the DTC system is also available to banks, brokers, dealers and trust companies that have relationships with participants.

     o The rules applicable to DTC and DTC participants are on file with the SEC.

     CLEARSTREAM, LUXEMBOURG

     Clearstream, Luxembourg has advised us as follows:

     o Clearstream, Luxembourg is a duly licensed bank organized as a societe anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the supervision of the financial sector (Commission de surveillance du secteur financier.)

     o Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through electronic book-entry transfers between the accounts of its customers. This eliminates the need for physical movement of certificates.

     o Clearstream, Luxembourg provides other services to its customers, including safekeeping, administration, clearance and settlement of internationally traded securities and lending and borrowing of securities. It interfaces with the domestic markets in over 30 countries through established depositary and custodial relationships.

     o Clearstream, Luxembourg's customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other professional financial intermediaries. Its U.S. customers are limited to securities brokers and dealers and banks.

     o Indirect access to the Clearstream, Luxembourg system is also available to others that clear through Clearstream, Luxembourg customers or that have custodial relationships with its customers, such as banks, brokers, dealers and trust companies.

     EUROCLEAR

     Euroclear has advised us as follows:

     o Euroclear is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgian Banking and Finance Commission (Commission Bancaire et Financiere) and the National Bank of Belgium (Banque Nationale de Belgique).

     o Euroclear holds securities for its participants and facilitates the clearance and settlement of securities transactions among them. It does so through simultaneous electronic book-entry delivery against payments, thereby eliminating the need for physical movement of certificates.

     o Euroclear provides other services to its participants, including credit, custody, lending and borrowing of securities and tri-party collateral management. It interfaces with the domestic markets of several countries.

     o Euroclear customers include banks, including central banks, securities brokers and dealers, banks, trust companies and clearing corporations and certain other professional financial intermediaries.

     o Indirect access to the Euroclear system is also available to others that clear through Euroclear customers or that have custodial relationships with Euroclear customers.

     o All securities in Euroclear are held on a fungible basis. This means that specific certificates are not matched to specific securities clearance accounts.

     OTHER CLEARING SYSTEMS

     We may choose any other clearing system for a particular series of debt securities. The clearance and settlement procedures for the clearing system we choose will be described in the applicable prospectus supplement.

PRIMARY DISTRIBUTION

     The distribution of the debt securities will be cleared through one or more of the clearing systems that we have described above or any other clearing system that is specified in the applicable prospectus supplement. Payment for securities will be made on a delivery versus payment or free delivery basis. These payment procedures will be more fully described in the applicable prospectus supplement.

     Clearance and settlement procedures may vary from one series of debt securities to another according to the currency that is chosen for the specific series of securities. Customary clearance and settlement procedures are described below.

     We will submit applications to the relevant system or systems for the securities to be accepted for clearance. The clearance numbers that are applicable to each clearance system will be specified in the prospectus supplement.

     CLEARANCE AND SETTLEMENT PROCEDURES - DTC

     DTC participants that hold debt securities through DTC on behalf of investors will follow the settlement practices applicable to United States corporate debt obligations in DTC's Same-Day Funds Settlement System.

     Debt securities will be credited to the securities custody accounts of these DTC participants against payment in same-day funds, for payments in U.S. dollars, on the settlement date. For payments in a currency other than U.S. dollars, securities will be credited free of payment on the settlement date.

     CLEARANCE AND SETTLEMENT PROCEDURES - EUROCLEAR AND CLEARSTREAM, LUXEMBOURG

     We understand that investors that hold their debt securities through Euroclear or Clearstream, Luxembourg accounts will follow the settlement procedures that are applicable to conventional Eurobonds in registered form.

     Debt securities will be credited to the securities custody accounts of Euroclear and Clearstream, Luxembourg participants on the business day following the settlement date, for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date.

SECONDARY MARKET TRADING

     TRADING BETWEEN DTC PARTICIPANTS

     Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC's rules. Secondary market trading will be settled using procedures applicable to United States corporate debt obligations in DTC's Same-Day Funds Settlement System.

     If payment is made in U.S. dollars, settlement will be in same-day funds. If payment is made in a currency other than U.S. dollars, settlement will be free of payment. If payment is made other than in U.S. dollars, separate payment arrangements outside of the DTC system must be made between the DTC participants involved.

     TRADING BETWEEN EUROCLEAR AND/OR CLEARSTREAM, LUXEMBOURG PARTICIPANTS

     We understand that secondary market trading between Euroclear and/or Clearstream, Luxembourg participants will occur in the ordinary way following the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg. Secondary market trading will be settled using procedures applicable to conventional eurobonds in registered form.

     TRADING BETWEEN A DTC SELLER AND A EUROCLEAR OR CLEARSTREAM, LUXEMBOURG PURCHASER

     A purchaser of debt securities that are held in the account of a DTC participant must send instructions to Euroclear or Clearstream, Luxembourg at least one business day prior to settlement. The instructions will provide for the transfer of the securities from the selling DTC participant's account to the account of the purchasing Euroclear or Clearstream, Luxembourg participant. Euroclear or Clearstream, Luxembourg, as the case may be, will then instruct the common depositary for Euroclear and Clearstream, Luxembourg to receive the securities either against payment or free of payment.

     The interests in the securities will be credited to the respective clearing system. The clearing system will then credit the account of the participant, following its usual procedures. Credit for the securities will appear on the next day, European time. Cash debit will be back-valued to, and the interest on the securities will accrue from, the value date, which would be the preceding day, when settlement occurs in New York. If the trade fails and settlement is not completed on the intended date, the Euroclear or Clearstream, Luxembourg cash debit will be valued as of the actual settlement date instead.

     Euroclear participants or Clearstream, Luxembourg participants will need the funds necessary to process same-day funds settlement. The most direct means of doing this is to preposition funds for settlement, either from cash or from existing lines of credit, as for any settlement occurring within Euroclear or Clearstream, Luxembourg. Under this approach, participants may take on credit exposure to Euroclear or Clearstream, Luxembourg until the securities are credited to their accounts one business day later.

     As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to them, participants can choose not to pre-position funds and will instead allow that credit line to be drawn upon to finance settlement. Under this procedure, Euroclear participants or Clearstream, Luxembourg participants purchasing securities would incur overdraft charges for one business day (assuming they cleared the overdraft as soon as the securities were credited to their accounts). However, interest on the securities would accrue from the value date. Therefore, in many cases, the investment income on securities that is earned during that one business day period may substantially reduce or offset the amount of the overdraft charges. This result will, however, depend on each participant's particular cost of funds.

     Because the settlement will take place during New York business hours, DTC participants will use their usual procedures to deliver securities to the depositary on behalf of Euroclear participants or Clearstream, Luxembourg participants. The sale proceeds will be available to the DTC seller on the settlement date. For the DTC participants, then, a cross-market transaction will settle no differently than a trade between two DTC participants.

     SPECIAL TIMING CONSIDERATIONS

     You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the debt securities through Clearstream, Luxembourg and Euroclear or any other clearance system that may be named in the prospectus supplement on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

     In addition, because of time-zone differences, there may be problems with completing transactions involving Clearstream, Luxembourg and Euroclear or any other clearance system that may be named in the prospectus supplement on the same business day as in the United States. U.S. investors who wish to transfer their interests in the debt securities, or to receive or make a payment or delivery of the debt securities, on a particular day, may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream, Luxembourg or Euroclear is used.

                                    TAXATION

         This section describes the material Netherlands income, gift and inheritance tax and United States federal income tax consequences of owning debt securities. It applies to you only if you are a beneficial holder of a debt security that you acquire upon its initial issuance. It does not purport to be a complete analysis of all tax considerations relating to debt securities, and the information provided in this section may not apply in your particular circumstances. In addition, this section is based upon the law as in effect on the date of this Prospectus and is subject to any change in law that may take effect in the future.

         This section does not apply to any debt securities if any payments of principal or interest on the debt securities are contingent on, or determined by reference to, the existence or distribution of our profits or if the debt securities share significant characteristics with equity, for example, they are subordinated to all our other debt or they may be redeemed only upon our liquidation. If we issue any such debt securities, we will address the relevant tax consequences in the prospectus supplement.

         YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES UNDER NETHERLANDS, UNITED STATES, AND ANY OTHER TAX LAWS OF OWNING DEBT SECURITIES IN YOUR PARTICULAR CIRCUMSTANCES.

         THE NETHERLANDS

         This section describes the material Netherlands income, gift and inheritance tax consequences of owning debt securities. It represents the opinion of T.P.M. Schmit, our internal tax adviser. Prospective purchasers of the debt securities should consult their tax advisers as to the consequences under the tax laws of The Netherlands of acquiring, holding and disposing of the debt securities and receiving payments of interest, principal and other amounts under the debt securities. This summary is based upon the law as in effect on the date of this Prospectus and is subject to any change in law that may take effect after such date.

         Under Dutch law as in effect on the date of this Prospectus:

(i) You will not be subject to Netherlands taxes on income from a debt security or coupon or capital gains on the disposition of a debt security or coupon unless:

         (a)      you are, or are deemed to be, a resident of The Netherlands;

         (b) you have made an election for the application of the rules of The Netherlands Income Tax Act 2001 to you as they apply to residents of The Netherlands;

         (c) the debt security or coupon is attributable to an enterprise or an interest in an enterprise that you own, or are deemed to own, and that is carried on, in whole or in part, in The Netherlands through a permanent establishment, a deemed permanent establishment or a permanent representative;

         (d) you carry on activities that exceed regular asset management or constitute taxable miscellaneous activities in The Netherlands (as defined in the Netherlands Income Tax Act
                  2001) and such income or capital gains can be attributed to such activities; or

         (e) you or certain classes of individuals related to you (including foster children and certain relatives by blood or marriage in the direct line of descent) have, a substantial interest or deemed substantial interest in our share capital, and such substantial interest, or the debt securities, do not form part of the assets of an enterprise.


         The debt security will generally not form part of a substantial interest or a deemed substantial interest unless you, your spouse, certain other relatives (including foster children), and certain persons sharing your household, alone or together and whether directly or indirectly, own or hold certain other rights over shares, or rights resembling shares, representing five percent or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares) or the ownership of certain profit-participating rights that relate to 5% or more of our annual profits and/or to 5% or more of the liquidation proceeds payable to shareholder or a particular class of holders in the event we were liquidated.

(ii) Netherlands gift, estate and inheritance tax will not apply if you transfer a debt security or coupon by gift or upon your death, unless:

         (a) at the time of the transfer, you are resident or deemed to be resident in The Netherlands;

         (b) at the time of the transfer, you have an enterprise, or an interest in an enterprise, that is, in whole or in part, carried on in The Netherlands, through a permanent establishment or a permanent representative and the debt security is attributable to this enterprise; or

         (c) you transfer the debt security by gift and die within 180 days after the date of the gift, and you are resident or deemed to be resident in The Netherlands at the time of your death.

         For purposes of Netherlands gift, estate and inheritance tax, you will be deemed to be resident in The Netherlands if you are a national of the Netherlands and you have been resident in The Netherlands at any time during the ten years preceding the date of the gift or your death. For purposes of Netherlands gift tax, but not estate or inheritance tax, you will be deemed to be resident in The Netherlands if you have been resident in The Netherlands at any time during the twelve months preceding the date of the gift, even if you are not a national of the Netherlands.

(iii) We will not be required to deduct or withhold any Netherlands taxes from any payment on the debt securities, unless any payments on the debt securities are contingent (or deemed to be contingent) on the existence or distribution of our profits, or the debt securities are deemed to be equity and the income thereon is treated as dividend for Netherlands tax purposes.

(iv) You will not be subject to Netherlands stamp or other issuance taxes or duties in connection with our issuance of the debt securities or the sale and delivery of the debt securities.

(v) You will not be subject to Netherlands registration tax, customs duty, stamp duty or any other similar tax or duty (other than court fees) if you sue to enforce our obligations under the debt securities (including a suit in the courts of The Netherlands to enforce a foreign judgment).

(vi) You will not be treated as a resident or deemed resident of The Netherlands solely as a result of holding or enforcing your rights under a debt security.

(vii) On July 18, 2001 the EU Commission published a proposal for a new directive regarding the taxation of savings income. It is proposed that each EU member state under its domestic laws requires disbursing agents (within the meaning of the directive) established within its territory to provide to the tax authorities of another member state details of the payment of interest or other similar income such as discount or premium to an individual resident in that other member state. It is currently not possible to predict whether, when and/or in what form the proposal will ultimately be adopted. Beneficial owners should note that, if this proposal is adopted, the provisions relating to "Additional Amounts" referred to under the heading "Description of Debt Securities -- Additional Amounts" may not apply in respect of any withholding tax imposed as a result thereof.

UNITED STATES

         This section describes the material United States federal income tax consequences of owning debt securities. It represents the opinion of Sullivan & Cromwell, our U.S. counsel. It applies only to United States holders. You are a United States holder if you are a beneficial owner of a debt security and you are:

o        a citizen or resident of the United States;
o        a domestic corporation;
o an estate whose income is subject to United States federal income tax regardless of its source, or
o a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

         This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

o        a dealer in securities or currencies,
o a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,
o        a bank,
o        a life insurance company,
o        a tax-exempt organization,
o a person that holds debt securities that are a hedge or that are hedged against interest rate or currency risks,
o a person that holds debt securities as part of a straddle or conversion transaction for tax purposes, or
o        a person whose functional currency for tax purposes is not the U.S.
         dollar.

         This section deals only with debt securities that are due to mature 30 years or less from the date on which they are issued. The United States federal income tax consequences of owning debt securities that are due to mature more than 30 years from their date of issue will be discussed in an applicable prospectus supplement.

         This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings, and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

PAYMENTS OF INTEREST

         Except as described below in the case of interest on a discount security that is not qualified stated interest each as defined below under "Original Issue Discount -- General", you will be taxed on any interest on your debt security, whether payable in U.S. dollars or a foreign currency, including a composite currency or basket of currencies other than U.S. dollars, as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

               Interest that we pay on the debt securities and original issue discount, if any, accrued with respect to the debt securities (as described below under "Original Issue Discount") constitutes income from sources outside the United States, but, with certain exceptions, will be "passive" or "financial services" income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a United States holder.

               Cash Basis Taxpayers. If you are a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes and you receive an interest payment that is denominated in, or determined by reference to, a foreign currency, you must recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

         Accrual Basis Taxpayers. If you are a taxpayer that uses an accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment denominated in, or determined by reference to, a foreign currency by using one of two methods. Under the first method, you will determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year.

         If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method it will apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the Internal Revenue Service.

         When you actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of your debt security, denominated in, or determined by reference to, a foreign currency for which you accrued an amount of income, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

ORIGINAL ISSUE DISCOUNT

         General. A debt security, other than a debt security with a term of one year or less, will be treated as a "discount note" issued at an original issue discount if the amount by which the stated redemption price at maturity of the debt security exceeds its issue price is more than a de minimis amount. Generally, the issue price of a debt security will be the first price at which a substantial amount of debt securities included in the issue of which the debt security is a part is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. The stated redemption price at maturity of a debt security is the total of all payments provided by the debt security that are not payments of "qualified stated interest." Generally, an interest payment is qualified stated interest if it is one of a series of stated interest payments on a debt security that are unconditionally payable at least annually at a single fixed rate, with certain exceptions for lower rates paid during some periods, applied to the outstanding principal amount of the debt security. There are special rules for variable rate debt securities that are discussed below under "Original Issue Discount - Variable Rate Instruments."

         In general, a debt security is not a discount note if the amount by which its stated redemption price at maturity exceeds its issue price is less than 1/4 of 1 percent of the stated redemption price at maturity multiplied by the number of complete years to its maturity. A debt security will have de minimis original issue discount if the amount of the excess is less than the de minimis amount. If your debt security has de minimis original issue discount, you must include the de minimis amount in income as stated principal payments are made on the debt security, unless you make the election described below under "Original Issue Discount - Election to Treat All Interest as Original Issue Discount." You can determine the includible amount with respect to each such payment by multiplying the total amount of the debt security's de minimis original issue discount by a fraction equal to:

o        the amount of the principal payment made
         divided by:
o        the stated principal amount of the debt security.

         Generally, if you hold a debt security that is a discount note and that matures more than one year from its date of issue, you must include original issue discount in income before you receive cash attributable to that income. The amount of OID that you must include in income is calculated using a constant-yield method, and generally you will include increasingly greater amounts of OID in income over the life of your debt security. More specifically, you can calculate the amount of OID that you must include in income by adding the daily portions of OID with respect to the debt security for each day during the taxable year or portion of the taxable year that you hold the debt security. You can determine the daily portion by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. You may select an accrual period of any length, and you may vary the length of each accrual period over the term of the debt security. However, no accrual period may be longer than one year and each scheduled payment of interest or principal on the debt security must occur on either the first or final day of an accrual period.

         You can determine the amount of OID allocable to an accrual period by:

o multiplying the debt security's adjusted issue price at the beginning of the accrual period by the debt security's yield to maturity, and then
o subtracting from this figure the sum of the payments of qualified stated interest on the debt security allocable to the accrual period.

         You must determine the debt security's yield to maturity on the basis of compounding at the close of each accrual period and adjusting for the length of the accrual period. Further, you determine a discount note's yield to maturity at the beginning of any accrual period by:

o adding the issue price of the debt security and any accrued OID for each prior accrual period, and then
o subtracting any payments previously made on the debt security that were not qualified stated interest payments.

         If an interval between payments of qualified stated interest on a discount note contains more than one accrual period, then, when you determine the amount of OID allocable to an accrual period, you must allocate the amount of qualified stated interest payable at the end of the interval, including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval, pro rata to each accrual period in the interval based on their relative lengths. In addition, you must increase the adjusted issue price of the debt security at the beginning of each accrual period in the interval by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. You may compute the amount of OID allocable to an initial short accrual period by using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length.

         The amount of OID allocable to the final accrual period is the difference between:

o the amount payable at the maturity of the debt security, other than any payment of qualified stated interest, and
o the debt security's adjusted issue price as of the beginning of the final accrual period.

         Acquisition Premium. If you purchase your debt security for an amount that is less than or equal to the sum of all amounts, other than qualified stated interest, payable on the debt security after the purchase date but is greater than the adjusted issue price of your debt security, as determined above under "Original Issue Discount - General," the excess is acquisition premium. If you do not make the election described below under "Original Issue Discount - Election to Treat All Interest as Original Issue Discount," then you must reduce the daily portions of OID by a fraction equal to:

o the excess of your adjusted basis in the debt security immediately after purchase over the adjusted issue price of the debt security, divided by:
o the excess of the sum of all amounts payable, other than qualified stated interest, on the debt security after the purchase date over the debt security's adjusted issue price.

         Pre-Issuance Accrued Interest. An election may be made to decrease the issue price of your debt security by the amount of pre-issuance accrued interest if:

o a portion of the initial purchase price of the debt security is attributable to pre-issuance accrued interest,
o the first stated interest payment on the debt security is to be made within one year of the issue date of the debt security, and
o the payment will equal or exceed the amount of pre-issuance accrued interest.

         If this election is made, a portion of the first stated interest payment will be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on the debt security.

         Debt Securities Subject to Contingencies Including Optional Redemption. Your debt security is subject to a contingency if it provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies, other than a remote or incidental contingency, whether such contingency relates to payments of interest or of principal. In such a case, you must determine the yield and maturity of your debt security by assuming that the payments will be made according to the payment schedule most likely to occur if:


o the timing and amounts of the payments that comprise each payment schedule are known as of the issue date, and
o        one of such schedules is significantly more likely than not to occur.

         If there is no single payment schedule that is more likely than not to occur, other than because of a mandatory sinking fund, you must include income on your debt security in accordance with the general rules that govern contingent payment obligations. These rules will be addressed in the applicable Prospectus Supplement.

         Notwithstanding the general rules for determining yield and maturity, if your debt security is subject to contingencies, and either you or we have an unconditional option or options that, if exercised, would require payments to be made on the debt security under an alternative payment schedule or schedules, then:

o in the case of an option or options that we may exercise, we will be deemed to exercise or not exercise an option or combination of options in the manner that minimizes the yield on the debt security, and
o in the case of an option or options that you may exercise, you will be deemed to exercise or not exercise an option or combination of options in the manner that maximizes the yield on the debt security.

         If both you and we hold options described in the preceding sentence, those rules will apply to each option in the order in which the options may be exercised. You may determine the yield on your debt security for purposes of these calculations by using any date on which the debt security may be redeemed or repurchased as the maturity date and treating the amount payable on such date in accordance with the terms of the debt security as the principal amount payable at maturity.

         If a contingency, including the exercise of an option, actually occurs or does not occur contrary to an assumption made according to the above rules then, except to the extent that a portion of the debt security is repaid as a result of this change in circumstances and, solely to determine the amount and accrual of OID, you must redetermine the yield and maturity of the debt security by treating the debt security as retired and reissued on the date of the change in circumstances for an amount equal to the adjusted issue price of the debt security on that date.

         Election to Treat All Interest as Original Issue Discount. You may elect to include in gross income all interest that accrues on a debt security using the constant-yield method described above under the heading "Original Issue Discount - General," with the modifications described below. For purposes of this election, interest will include stated interest, OID, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium, described below under "Debt Securities Purchased at a Premium," or acquisition premium.

         If you make this election, then, when you apply the constant-yield method to a debt security,

o        the issue price of the debt security will equal your cost,
o the issue date of the debt security will be the date you acquired it, and
o no payments on the debt security will be treated as payments of qualified stated interest.

Generally, this election will apply only to the debt security for which you make it. If the debt security has amortizable bond premium, however, you will be deemed to have elected to apply amortizable bond premium against interest with respect to all debt instruments with amortizable bond premium, other than debt instruments the interest on which is excludible from gross income, that you hold as of the beginning of the taxable year to which the election applies or any taxable year thereafter. Additionally, if you make this election for a market discount note, you will be treated as having made the election discussed below under "Market Discount" to include market discount in income currently over the life of all debt instruments that you currently own or later acquire. You may not revoke any election to apply the constant-yield method to all interest on a debt security or the deemed elections with respect to amortizable bond premium or market discount notes without the consent of the Internal Revenue Service.

         Variable Rate Instruments. A debt security will be a variable rate instrument if:
o the issue price of the debt security does not exceed the total noncontingent principal payments on the debt security by more than the lesser of:
         (a) .015 multiplied by the product of the total noncontingent principal payments on the debt security and the number of complete years to maturity from the issue date, and
         (b)      15 percent of the total noncontingent principal payments; and

o the debt security provides for stated interest, compounded or paid at least annually, only at:
         (a)      one or more qualified floating rates,
         (b)      a single fixed rate and one or more qualified floating rates,
         (c)      a single objective rate, or
         (d) a single fixed rate and a single objective rate that is a qualified inverse floating rate.

         Your debt security will have a variable rate that is a qualified floating rate if:

o variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the debt security is denominated; or
o        the rate is equal to such a rate multiplied by either:
         (a) a fixed multiple that is greater than 0.65 but not more than 1.35, or
         (b) a fixed multiple that is greater than zero but not more than 1.35, increased or decreased by a fixed rate; and

o the value of the rate on any date during the term of the debt security is set no earlier than three months prior to the first day on which that rate is in effect and no later than one year following that first day.

         If a debt security provides for two or more qualified floating rates that are within 0.25 percentage points of each other on the issue date or can reasonably be expected to have approximately the same values throughout the term of the debt security, the qualified floating rates together constitute a single qualified floating rate.

         Your debt security will not have a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the debt security or are not reasonably expected to significantly affect the yield on the debt security.

         Your debt security will have a variable rate that is a single objective rate if:
o        the rate is not a qualified floating rate,

o the rate is determined using a single, fixed formula that is based on objective financial or economic information that is not within our control or the control of a person related to us, and is not unique to our circumstances or the circumstances of a person related to us, and
o the value of the rate on any date during the term of the debt security is set no earlier than three months prior to the first day on which that rate is in effect and no later than one year following that first day.

         Your debt security will not have a variable rate that is an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of the term of the debt security will be either significantly less than or significantly greater than the average value of the rate during the final half of the term of the debt security.

         An objective rate as described above is a qualified inverse floating rate if:

o        the rate is equal to a fixed rate minus a qualified floating rate, and
o the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds.

         Your debt security will also have a single qualified floating rate or an objective rate if interest on the debt security is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period, and either:

o the fixed rate and the qualified floating rate or objective rate have values on the issue date of the debt security that do not differ by more than 0.25 percentage points, or

o the value of the qualified floating rate or objective rate is intended to approximate the fixed rate.

         In general, if a debt security that is a variable rate instrument provides for stated interest at a single qualified floating rate or objective rate, or one of those rates after a single fixed rate for an initial period, all stated interest on the variable rate instrument is qualified stated interest. In this case, the amount of OID, if any, is determined by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, and, in the case of any other objective rate, a fixed rate that reflects the yield reasonably expected for the debt security.

         If a debt security that is a variable rate instrument does not provide for stated interest at a single qualified floating rate or objective rate, and also does not provide for interest payable at a fixed rate other than a single fixed rate for an initial period, you generally must determine interest and OID accruals on the debt security by:

o determining a fixed-rate substitute for each variable rate provided under the debt security,
o constructing the equivalent fixed rate debt instrument using the fixed-rate substitute,
o determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and
o adjusting for actual variable rates during the applicable accrual period.

         When you determine the fixed rate substitute for each variable rate provided under a variable rate instrument, you generally will use the value of the variable rate as of the issue date or, for an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably-expected yield on the debt security.

         If a debt security that is a variable rate instrument provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and also provides for stated interest at a single fixed rate other than a single fixed rate for an initial period, you generally must determine interest and OID accruals using the method described in the preceding paragraph. However, the debt security will be treated for purposes of the first three steps of the determination as if it had provided for a qualified floating rate or a qualified inverse floating rate rather than the fixed rate. The qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the debt security as of the issue date approximates the fair market value of an otherwise-identical debt instrument that provides for the qualified floating rate or qualified inverse floating rate rather than the fixed rate.

         Short-Term Debt Securities. In general, if you are an individual or other cash-basis holder of a debt security with a term of one year or less, you are not required to accrue OID, as specially defined below for the purposes of this paragraph, for United States federal income tax purposes unless you elect to do so (although it is possible that you will be required to include any stated interest in income as you receive it). If you are an accrual-basis taxpayer, a taxpayer in a special class (including, but not limited to, a regulated investment company, common trust fund, or a certain type of pass-through entity), or a cash-basis taxpayer who so elects, you will be required to accrue OID on short-term debt securities on either a straight-line basis or under the constant-yield method, based on daily compounding. If you are not required to and do not elect to include OID in income currently, any gain you realize on the sale or retirement of the debt security will be ordinary income to the extent of the accrued OID, which will be determined on a straight-line basis unless you make an election to accrue the OID under the constant-yield method, through the date of sale or retirement. However, if you are not required to accrue OID on short-term debt securities and do not elect to do so, you will be required to defer deductions for interest on borrowings allocable to short-term debt securities in an amount not exceeding the deferred income until the deferred income is realized.

         When you determine the amount of OID subject to these rules, you must include all interest payments on a short-term debt security, including stated interest, in the stated redemption price at maturity of the debt security.

         Foreign Currency Discount Notes. If a debt security is a discount note that is denominated in, or determined by reference to, a foreign currency, you must determine OID for any accrual period in the foreign currency and then translate the amount of OID into U.S. dollars in the same manner as stated interest accrued by an accrual basis United States holder, as described above under "Payments of Interest." You may recognize ordinary income or loss when you receive an amount attributable to OID in connection with a payment of interest or the sale or retirement of your debt security.

MARKET DISCOUNT

         You will be treated as if you had purchased your debt security at a market discount, and the debt security will be a market discount note, if:

o        the debt security is not a short-term debt security,
o you purchase the debt security for less than its issue price as determined above under "Original Issue Discount - General," and
o the difference between the stated redemption price at maturity of the debt security or, in the case of a discount note, the revised issue price of the debt security, and the price you paid for the debt security is greater than 1/4 of 1 percent of the stated redemption price at maturity or revised issue price, respectively, of the debt security, multiplied by the number of complete years to the maturity of the debt security. To determine the revised issue price of a debt security for these purposes, you generally add any OID that has accrued on the debt security to its issue price.

         If the stated redemption price at maturity of the debt security, or, in the case of a discount note, its revised issue price, exceeds the price you paid for the debt security by less than 1/4 of 1 percent multiplied by the number of complete years to the maturity of the debt security, the excess constitutes de minimis market discount, and the rules discussed below are not applicable to you.

         You must treat any gain you recognize on the maturity or disposition of a market discount note as ordinary income to the extent of the accrued market discount on the debt security. Alternatively, you may elect to include market discount in income currently over the life of the debt security. If you make this election, it will apply to all debt instruments with market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke this election without the consent of the Internal Revenue Service. If you own a market discount note and do not make this election, you will generally be required to defer deductions for interest on borrowings allocable to your debt security in an amount not exceeding the accrued market discount on the debt security until the maturity or disposition of the debt security.

         You will accrue market discount on a market discount note on a straight-line basis unless you elect to accrue market discount using a constant-yield method. If you make this election, it will apply only to the debt security with respect to which it is made and you may not revoke it.

DEBT SECURITIES PURCHASED AT A PREMIUM

         If you purchase a debt security for an amount in excess of its principal amount, you may elect to treat the excess as amortizable bond premium. If you make this election, you will reduce the amount required to be included in your income each year with respect to interest on the debt security by the amount of amortizable bond premium allocable to that year, based on the yield to maturity of the debit security. If your debt security that is denominated in, or determined by reference to, a foreign currency, you will compute your amortizable bond premium in units of foreign currency, and your amortizable bond premium will reduce your interest income in units of the foreign currency. Gain or loss recognized that is attributable to changes in exchange rates between the time your amortized bond premium offsets interest income and the time of the acquisition of the debt security is generally taxable as ordinary income or loss. If you make an election to amortize bond premium, it will apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that you hold at the beginning of the first taxable year to which the election applies or that you thereafter acquire, and you may not revoke it without the consent of the Internal Revenue Service. See also "Original Issue Discount - Election to Treat All Interest as Original Issue Discount."

PURCHASE, SALE AND RETIREMENT OF THE DEBT SECURITIES

         Your tax basis in a debt security will generally be the U.S. dollar cost, as defined below, of the debt security, adjusted by:

o adding any OID or market discount, de minimis original issue discount and de minimis market discount previously included in income with respect to the debt security, and then
o subtracting any payments on the debt security that are not qualified stated interest payments and any amortizable bond premium applied to reduce interest on the debt security.

         If you purchase your debt security with foreign currency, the U.S. dollar cost of the debt security will generally be the U.S. dollar value of the purchase price on the date of purchase. However, if you are a cash-basis taxpayer, or an accrual-basis taxpayer if you so elect, and your debt security is traded on an established securities market, as defined in the applicable Treasury regulations, the U.S. dollar cost of your debt security will be the U.S. dollar value of the purchase price on the settlement date of your purchase.

         You will generally recognize gain or loss on the sale or retirement of a debt security equal to the difference between the amount you realize on the sale or retirement and your tax basis in the debt security. If the debt security is sold or retired for an amount in foreign currency, the amount you realize will be the U.S. dollar value of such amount on:

o the date payment is received, if you are a cash-basis taxpayer and the debt securities are not traded on an established securities market, as defined in the applicable Treasury regulations,
o        the date of disposition, if you are an accrual-basis taxpayer, or
o the settlement date for the sale, if you are a cash-basis taxpayer, or an accrual-basis taxpayer that so elects, and the debt securities are traded on an established securities market, as defined in the applicable Treasury regulations.

         You will recognize capital gain or loss when you sell or retire your debt securities, except to the extent:

o described above under "Original Issue Discount - Short-Term Debt Securities" or "Original Issue Discount - Market Discount,"
o        attributable to accrued but unpaid interest,
o        the rules governing contingent payment obligations apply, or
o        attributable to changes in exchange rates as described below.

         Capital gain of a non-corporate United States holder is generally taxed at a maximum rate of 20 per cent where the property is held more than one year, and 18 per cent where the property is held for more than five years.

         You must treat any portion of the gain or loss that you recognize on the sale or retirement of a debt security as ordinary income or loss to the extent attributable to changes in exchange rates. However, you take exchange gain or loss into account only to the extent of the total gain or loss you realize on the transaction.

         Exchange of Amounts in Other Than U.S. Dollars. If you receive foreign currency as interest on a debt security or on the sale or retirement of a debt security, your tax basis in the foreign currency will equal its U.S. dollar value when the interest is received or at the time of the sale or retirement. If you purchase foreign currency, you generally will have a tax basis equal to the U.S. dollar value of the foreign currency on the date of your purchase. If you sell or dispose of a foreign currency, including by using it to purchase debt securities or exchanging it for U.S. dollars, any gain or loss recognized generally will be ordinary income or loss.

         Indexed Debt Securities and Renewable, Extendible and Amortizing Debt Securities. The applicable Prospectus Supplement will discuss any special United States federal income tax rules with respect to debt securities if the payments on the debt securities are determined by reference to any index, if the debt securities are subject to the rules governing contingent payments and are not subject to the rules governing variable rate instruments, if the debt securities are renewable or extendible, or if the debt securities provide for the periodic payment of principal over the life of the securities.

BACKUP WITHHOLDING AND INFORMATION REPORTING

         In general, if you are a non-corporate United States holder, we and other payers are required to report to the Internal Revenue Service all payments of principal, any premium and interest on your debt security, and the accrual of OID on a debt security if it is a discount note. In addition, we and other payers are required to report to the Internal Revenue Service any payment of proceeds of the sale of your debt security within the United States before the maturity of the debt security. Additionally, backup withholding will apply to any payments, including payments of OID, if you fail to provide an accurate taxpayer identification number or you are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

                              PLAN OF DISTRIBUTION

         We may sell all or part of the securities from time to time, in terms determined at that time, through

o        underwriters,
o        dealers and/or agents, or
o        directly to purchasers.

         We will set forth in the applicable prospectus supplement:

o        the terms of the offering of the securities,
o the names of any underwriters, dealers or agents involved in the sale of the securities,
o        the principal amounts of securities any underwriters will purchase,
o        any applicable commissions or discounts, and
o        our net proceeds.

UNDERWRITERS

         If we use underwriters in the sale, they will acquire the securities for their own account and they may effect distribution of the securities from time to time in one or more transactions. These transactions may be at a fixed price or prices, which they may change, or at prevailing market prices, or related to prevailing market prices, or at negotiated prices. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or underwriters without a syndicate. Unless the applicable prospectus supplement specifies otherwise, the underwriters' obligations to purchase the securities will depend on certain conditions being satisfied. If the conditions are satisfied, the underwriters will be obligated to purchase all of the securities of the series, if they purchase any of them. The initial public offering price of any securities and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time.

DEALERS

         If we use dealers in the sale, unless the applicable prospectus supplement specifies otherwise, we will sell the securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices that the dealers will determine at the time of resale.

AGENTS AND DIRECT SALES

         We may also sell securities through agents we designate from time to time, or we may sell securities directly. The applicable prospectus supplement will name any agent involved in the offering and sale of the securities, and will also set forth any commissions that we will pay. Unless the applicable prospectus supplement indicates otherwise, any agent will be acting on a best efforts basis for the period of its appointment.

         In connection with the sale of securities, underwriters may receive compensation from us or from purchasers of securities for whom they may act as agents. Compensation may be in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters. Dealers may also receive commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. The prospectus supplement will identify any underwriter or agent, and describe any compensation that we provide.

INSTITUTIONAL INVESTORS

         If the applicable prospectus supplement so indicates, we will authorize underwriters, dealers or agents to solicit offers to purchase the securities from institutional investors. In this case, the prospectus supplement will also indicate on what date payment and delivery will be made. There may be a minimum amount which an institutional investor may purchase, or a minimum portion of the aggregate principal amount of the securities which may be sold by this type of arrangement. Institutional investors may include:

o        commercial and savings banks,
o        insurance companies,
o        pension funds, investment companies,
o        educational and charitable institutions, and
o        any other institutions we may approve.

         The purchasers' obligations under delayed delivery and payment arrangements will not be subject to any conditions; however, the institutional investors' purchase of particular securities must not at the time of delivery be prohibited under the laws of any relevant jurisdiction in respect, either of the validity of the arrangements, or the performance by us or the institutional investors under the arrangements.

INDEMNIFICATION

         We may enter into agreements with the underwriters, dealers and agents who participate in the distribution of the securities that will fully or partially indemnify them against some civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may be our customers, engage in transactions with, or perform services for us, in the ordinary course of business.

MARKET MAKING

         Certain broker-dealers may, but will not be obligated to, make a market in the securities of any series. They may also discontinue market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for the securities.

                SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

         We are a Netherlands corporation. Substantially all of our directors and executive officers and a number of the experts named in this document are non-residents of the United States. All or a substantial portion of the assets of those persons are located outside the United States. Most of our assets are located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon those persons or to enforce against them judgments of U.S. courts based upon the civil liability provisions of the federal securities laws of the United States.

         We have been advised by our Netherlands counsel that, given the absence of an applicable convention between The Netherlands and the United States providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters, a judgment rendered by a court in New York against us or our non-U.S. resident Supervisory Board and Board of Management members and officers will not be recognized and enforced by the courts of The Netherlands. In order to obtain a judgment against us or our non-U.S. resident Supervisory Board or Board of Management members, you would have to file a claim against us or the aforementioned board members and officers with The Netherlands court of competent jurisdiction and, in the course of these proceedings, you would be permitted to submit the judgment rendered by a New York court. If The Netherlands court finds that the jurisdiction of the New York court has been based on grounds which are internationally acceptable and the proper legal procedures have been observed, The Netherlands court would in principle give effect to the final judgment of the New York court unless such judgment contravenes Netherlands public policy.

                             VALIDITY OF SECURITIES

         The validity of the debt securities under New York law will be passed upon for us by our United States counsel, Sullivan & Cromwell. The validity of the securities under Netherlands law will be passed upon by our Netherlands Legal Adviser, Mr. Albert F. Verdam. Sullivan & Cromwell may rely on the opinions of Mr. Verdam for all matters of Netherlands law and Mr. Verdam may rely on the opinion of Sullivan & Cromwell as to all matters of New York law. If this prospectus is delivered in connection with an underwritten offering, the validity of the debt securities may be passed upon for the underwriters by United States and Netherlands counsel for the underwriters specified in the related prospectus supplement. If no Netherlands counsel is specified, such United States counsel to the underwriters may also rely on the opinion of Mr. Verdam as to certain matters of Netherlands law.

                                     EXPERTS

         KPMG Accountants N.V., public accountants, have audited our consolidated financial statements included in the 2001 Form 20-F and incorporated by reference in this document and the Registration Statement. We have incorporated the consolidated financial statements in reliance on the report of KPMG Accountants N.V., public accountants, given on the authority of their firm as experts in auditing and accounting.

                                    EXPENSES

         The following are the estimated expenses to be incurred in connection with the issuance and distribution of the securities registered under the Registration Statement of which this prospectus forms part:


Securities and Exchange Commission registration fee..................  $    165,600
Printing and engraving expenses......................................        25,000
Blue Sky fees and expenses ..........................................        35,000
Legal fees and expenses .............................................       950,000
Accounting fees and expenses.........................................       330,000
Indenture Trustee's fees and expenses ...............................        35,000
Rating Agencies' fees ...............................................        50,000
Miscellaneous .......................................................        50,000
                                                                       ------------
Total ...............................................................  $  1,640,600
                                                                       ============

                               PART II OF FORM F-3

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Articles of Association of the Company contain no provisions under which any member of its Board of Management or Supervisory Board or officers is indemnified in any manner against any liability which he may incur in his capacity as such.

         However, notwithstanding anything contained in the Articles of Association of the Company, a full discharge of the Board of Management and the Supervisory Board from liability for the performance of their respective duties in the financial year concerned can be constituted by a resolution to that effect by the general meeting of shareholders of the Company.

         Under Netherlands' law, this discharge is not absolute and would not be effective as to any matters not disclosed to the General Meeting of Shareholders.

         Members of the Supervisory Board, the Board of Management and certain officers of the Company are, to a limited extent, insured under an insurance policy against damages resulting from their conduct when acting in their capacities as such.

         Pursuant to the Underwriting Agreement: The form of Underwriting Agreement filed as an Exhibit to this Registration Statement provides that each Underwriter, severally, will indemnify us and our respective directors and officers who sign the Registration Statement and each person, if any, who controls us within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act from and against certain civil liabilities, but only with reference to information relating to such underwriter furnished in writing for use in this prospectus or any prospectus supplement.

Item 9. Exhibits

1.1      Form of Underwriting Agreement Standard Provisions.

1.2      Form of Distribution Agreement.

3.1 Articles of Association of the Company (incorporated by reference to Exhibit 1.1 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 2.20193)).

4.1 Indenture, dated as of August 1, 1993, between the Company and Morgan Guaranty Trust Company of New York, as the trustee (predecessor trustee to Citibank N.A).

4.2      Form of Debt Securities (included in Exhibit 4.1).

4.3 First Supplemental Indenture, dated as of May 6, 1994, between the Company and Morgan Guaranty Trust Company of New York, as the trustee (predecessor trustee to Citibank N.A).

4.4 Form of Second Supplemental Indenture, dated as of , 2002, between the Company and Citibank N.A., as the trustee.

5.1 Opinion of Mr. Albert F. Verdam, legal adviser to the Company, as to the validity of the debt securities under Netherlands law.

5.2 Opinion of Sullivan & Cromwell, U.S. legal counsel to the Company, as to the validity of the debt securities under New York law.

8.1 Opinion of T.P.M. Schmit, internal Netherlands tax counsel to the Company, as to certain matters of Netherlands' taxation.

8.2 Opinion of Sullivan & Cromwell, U.S. legal counsel to the Company, as to certain matters of U.S. taxation.

12.1     Statement regarding computation of ratios of earnings to fixed charges.

23.1 Consent of Mr. Albert F. Verdam, legal adviser to the Company (included in Exhibit 5.1).

23.2 Consent of T.P.M. Schmit, internal Netherlands tax counsel to the Company (included in Exhibit 8.1).

23.3 Consent of Sullivan & Cromwell, U.S. legal counsel to the Company (included in Exhibit 5.2 and 8.2).

23.4     Consent of KPMG Accountants, N.V., independent auditors.

24.1     Powers of attorney (included on signature pages).

Item 10. Undertakings

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales of the registered securities are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the undersigned registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Item 8.A. of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         The undersigned registrant hereby undertakes, that for purposes of determining any liability under the Securities Act of 1933, each filing of Koninklijke Philips Electronics N.V. annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions set forth in Item 8 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defence of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Act of 1933, the registrant, Koninklijke Philips Electronics N.V., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Eindhoven, The Netherlands on the 18th day of June, 2002.



                            KONINKLIJKE PHILIPS ELECTRONICS N.V.




                            By:       /s/ J.H.M. Hommen
                               -----------------------------------------------
                               Name:  J.H.M. Hommen
                               Title: Vice-Chairman of the Board of Management
                                      and Chief Financial Officer

                               POWER OF ATTORNEY

         Each person whose signature appears below hereby authorizes and appoints any member of the Board of Management of Koninklijke Philips Electronics NV as his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the following capacities on the 18th day of June, 2002.


               Name                             Title
               ----                             -----

/s/ G.J. Kleisterlee                   President/CEO, Chairman of the Board
----------------------------------     of Management
    G.J. Kleisterlee

/s/ J.H.M. Hommen                      Vice-Chairman of the Board of Management
----------------------------------     and Chief Financial Officer (Principal
    J.H.M. Hommen                      Financial Officer and Principal
                                       Accounting Officer)

                                       Executive Vice-President, Member of the
----------------------------------     Board of Management
    A.P.M. van der Poel

/s/ G.H. Dutine                        Executive Vice-President, Member of the
----------------------------------     Board of Management
    G.H. Dutine

/s/ A. Huisjer                         Executive Vice-President, Member of the
----------------------------------     Board of Management
    A. Huisjer

/s/ L.C. van Wachem                    Chairman of the Supervisory Board
----------------------------------
    L.C. van Wachem

/s/ W. de Kleuver                      Vice-Chairman and Secretary of the
----------------------------------     Supervisory Board
    W. de Kleuver

/s/ L. Schweitzer                      Member of the Supervisory Board
----------------------------------
    L. Schweitzer

/s/ Sir Richard Greenbury              Member of the Supervisory Board
----------------------------------
    Sir Richard Greenbury

/s/ J-M. Hessels                       Member of the Supervisory Board
----------------------------------
    J-M. Hessels

/s/ K.A.L.M. van Miert                 Member of the Supervisory Board
----------------------------------
    K.A.L.M. van Miert

/s/ Belinda Chew                       Authorized U.S. Representative
----------------------------------
    Belinda Chew

                                INDEX TO EXHIBITS

1.1      Form of Underwriting Agreement Standard Provisions.

1.2      Form of Distribution Agreement.

3.1 Articles of Association of the Company (incorporated by reference to Exhibit 1.1 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 2.20193)).

4.1 Indenture, dated as of August 1, 1993, between the Company and Morgan Guaranty Trust Company of New York, as the trustee (predecessor trustee to Citibank N.A).

4.2      Form of Debt Securities (included in Exhibit 4.1).

4.3 First Supplemental Indenture, dated as of May 6, 1994, between the Company and Morgan Guaranty Trust Company of New York, as the trustee (predecessor trustee to Citibank N.A).

4.4      Form of Second Supplemental Indenture, dated as of      , 2002, between
         the Company and Citibank N.A., as the trustee.

5.1 Opinion of Mr. Albert F. Verdam, legal adviser to the Company, as to the validity of the debt securities under Netherlands law.

5.2 Opinion of Sullivan & Cromwell, U.S. legal counsel to the Company, as to the validity of the debt securities under New York law.

8.1 Opinion of T.P.M. Schmit, internal Netherlands tax counsel to the Company, as to certain matters of Netherlands' taxation.

8.2 Opinion of Sullivan & Cromwell, U.S. legal counsel to the Company, as to certain matters of U.S. taxation.

12.1     Statement regarding computation of ratios of earnings to fixed charges.

23.1 Consent of Mr. Albert F. Verdam, legal adviser to the Company (included in Exhibit 5.1).

23.2 Consent of T.P.M. Schmit, internal Netherlands tax counsel to the Company (included in Exhibit 8.1).

23.3 Consent of Sullivan & Cromwell, U.S. legal counsel to the Company (included in Exhibit 5.2 and 8.2).

23.4     Consent of KPMG Accountants, N.V., independent auditors.

24.1     Powers of attorney (included on signature pages).